October 22, 2009
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Craig Wilson, Senior Assistant Chief Accountant, Division of Corporate Finance
Re:	NetApp, Inc. Form 10-K for the Fiscal Year Ended April 24, 2009 Form 10-Q for the Quarterly Period Ended July 31, 2009 File No. 000-27130
Ladies and Gentlemen:
     NetApp, Inc. (the “Company” or “NetApp”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 24, 2009, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended April 24, 2009 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2009 (the “10-Q”).
     For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K for Fiscal Year Ended April 24, 2009
Part III information incorporated by reference from the Definitive Proxy Statement filed on August 20, 2009
Compensation Discussion and Analysis, page 33
Incentive Compensation Plan, page 36
1.	We note that the cash bonuses awarded under your 2009 incentive compensation plan are funded based on your company’s achievement of target operating profits. We also note that you define “operating profit” in Appendix C to your definitive proxy statement as income from operations excluding any unusual items. Please tell us who decides, and what standard is used, in determining that an item is unusual and should be excluded from operating income when determining operating profit for bonuses purposes. Also, please confirm that in future filings, as applicable, you will provide a definition of “operating profit” in your incentive compensation plan discussion so that investors can more clearly understand the basis upon which cash bonuses are awarded. Please also tell us if you considered disclosing your 2009 operating profit target.
Response:
     Prior to the beginning of each fiscal year, we develop an Annual Operating Plan (including a measure of non-GAAP Operating Profit (determined as described below)) that reflects our targeted operating results for the upcoming fiscal year. The Annual Operating Plan is derived from the Company’s results in the prior year as well as our expectations for our performance relative to our competitors and the overall market for the upcoming year, and is set as an aggressive target in order to reflect our strategy for growth. During the course of the year, we compare our actual non-GAAP Operating Profit results to our target non-GAAP Operating Profit from our Annual Operating Plan to measure the Company’s performance, make ongoing operating and budgeting decisions, and to evaluate management’s performance. In order to align our incentive compensation with our assessment of management’s performance, we use this same measure of non-GAAP Operating Profit to determine the funding and payment of cash bonuses under our incentive compensation plans for all of our employees, including our top executives.
     This measure of non-GAAP “Operating Profit” is derived from the revenues of our products, software entitlement and maintenance, and services business operations and the costs directly related to the generation of those revenues, such as cost of revenue, sales and marketing, research and development, and general and administrative expenses. We use this metric because we believe it reflects the best measure of our operating performance, as it represents the operating results that our managers can affect in any particular period through their management of resources that affect our underlying revenue and profit-generating operations during that period. Non-GAAP Operating Profit, both on an actual and a target basis, excludes items that are not reflective of our operating performance, such as stock-based compensation expenses, acquisition and disposition related charges or gains, amortization of purchased intangible assets, restructuring charges, and significant asset impairments and litigation settlement payments or awards. We publicly disclose a detailed reconciliation of actual GAAP to non-GAAP net income and income from operations (or operating profit), along with other income statement line items, on a regular basis with our quarterly earnings announcements.
     We confirm for the Staff that in future filings we will provide a more fulsome description of how we determine non-GAAP Operating Profit in our incentive compensation plan discussion.
     We further advise the Staff that we did consider disclosing our 2009 operating profit target in our Definitive Proxy Statement filed August 20, 2009, but concluded that such disclosure would constitute confidential financial information, the disclosure of which would result in competitive harm for the Company, and therefore omitted the specific target amount in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Instead, we provided disclosure the Company actually achieved 74% of fiscal 2009 non-GAAP operating profit target as we believe it provided adequate information for the investor to determine an approximation of our operating profit target for that fiscal year while not disclosing confidential financial information.
Certain Transactions with Related Parties, page 56
2.	We note the discussion in this section of your policy relating to travel by Mr. Warmenhoven. It does not appear that you have filed any documentation related to this policy as an exhibit to your Form 10-K. Pursuant to Item 601(b)(10)(iii) of Regulation S-K, you should file the policy as an exhibit to your report. If a formal document related to the policy does not exist, you should file a written, reasonably detailed description of the policy that informs investors of the key terms of the arrangement.
Response:
     We respectfully submit that the travel reimbursement policy adopted by the Board of Directors is not required to be filed as an exhibit to our Form 10-K pursuant to Item 601(b)(10)(iii). Item 601(b)(10)(iii) requires the filing of any “management contract or compensatory plan, contract or arrangement...in which any director or any of the named executive officers of the registrant...participates...” The travel reimbursement policy is not a management contract, but rather an expense reimbursement policy that the Board of Directors may modify or terminate at any time in its sole discretion. In addition, the travel reimbursement policy is not a “compensatory plan, contract or arrangement” because it reimburses the executive (based on equivalent commercial charter rates) solely for business travel expenses that he has incurred in connection with his use of his private aircraft for business travel, a use that is integrally and directly related to the performance of his duties for the Company.
Form 10-Q for the Quarterly Period Ended July 31, 2009
Notes to Condensed Consolidated Financial Statements, page 6
Note 7. Convertible Notes and Credit Facilities, page 8
3.	We note you adopted FSP APB No. 14-1 on April 25, 2009. Tell us what consideration you gave to also including all of the disclosures required by paragraphs 32(c), 32(d) and 33(a) of this Staff Position.
Response:
     We advise the Staff that we considered the disclosure required by paragraph 32(c) in preparing our financial statement disclosure. Paragraph 32(c) requires disclosure of “. . . the amount by which the instrument’s if-converted value exceeds its principal amount, regardless of whether the instrument is currently convertible . . . “. As of April 24, 2009, the if-converted value of our convertible debt did not exceed its principal amount as the market value of our common stock was less than the conversion price at that date. Therefore, we believe that no disclosure was required. We do state in the last paragraph of the “Conversion” section of Note 7 that “[a]s of July 31, 2009, none of the conditions allowing the holders of the Notes to convert had been met.” In future filings we will either state the amount by which our convertible notes if-converted value exceeds its principal amount, or state that the condition does not exist.
     We respectfully refer the Staff to the following sections included in the Form 10-Q for the disclosures required by paragraphs 32(d) and 33(a):
•	Paragraph 32(d) — We respectfully submit that we have provided such disclosures related to the note hedge transactions we entered into concurrent with the issuance of our convertible notes in the “Note Hedges and Warrants” section of Note 7.

•	Paragraph 33(a) — We respectfully submit that we have disclosed in the second paragraph of the “1.75% Convertible Senior Notes Due 2013” section of Note 7 that the effective interest rate of the debt component of our convertible notes was 6.31%, which is the rate for the period as required by Paragraph 33(a).
* * *
     We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (408) 822-3203. In addition, we would like to request that you provide a facsimile of any additional comments that you may have to my attention at (408) 822-4412. Thank you for your assistance.

Sincerely,
/s/ Steven J. Gomo
Steven J. Gomo
EVP, Finance and Chief Financial Officer NetApp, Inc.

cc:	Andrew Kryder, SVP Legal & Tax, General Counsel, NetApp, Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Nate P. Gallon, Wilson Sonsini Goodrich & Rosati, P.C.
John W. Kelm, Deloitte & Touche LLP

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